

February 8, 2013

Via E-mail
Mr. Mark A. Fralich, President and Director
Idaho North Resources Corp.
2555 West Palais Drive
Coeur d' Alene, ID 83815

> **Re: Idaho North Resources Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 24, 2013**
> **File No. 333-185140**

Dear Mr. Fralich:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We reissue comment 1 from our letter dated December 19, 2012 with respect to your reference to "private placement memorandum" on page 21.

Prospectus Summary, page 5

2. We partially reissue comment 4 of our letter dated December 19, 2012 as we continue to note on page 5 that "[a]ll of the common stock registered by this prospectus will be sold by the selling stockholders at the prevailing market prices at the time they are sold."

Determination of Offering Price, page 14

3. We note your revised disclosure in response to comment 8 of our letter dated December 19, 2012 and we partially reissue the comment. Please explain why the same security is

being offered at different prices and in doing so, address the specific factors you relied on in making your determination.

Rule 144, page 62

4. We note your revised disclosure in response to comment 32 of our letter dated December 19, 2012. Please remove from your prospectus risk factor 13, which discusses the possibility of being a shell company. We note that risk factor 23 discusses the fact that you are a shell company and appropriately addresses the associated risks.

Financial Statements for the Quarters Ended September 30, 2012 and September 30, 2011

Financial Statement Updating

5. Please update your financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X.

Notes to Financial Statements, page 70

3. Common Stock and Warrants, page 70

b). Warrants, page 71

6. We note your disclosure on pages 24 and 87 in which you indicate that you completed a private placement of 2,925,000 Units in June 2012. Please reconcile this to your disclosure on page 71 in which you indicate that you issued 1,600,000 warrants in fiscal 2012 and 1,235,000 warrants during the quarter ended September 30, 2012.

Financial Statements for the Years Ended June 30, 2012 and 2011

Notes to Consolidated Financial Statements, page 79

3. Common Stock and Warrants, page 81

b). Warrants, page 82

7. We note your response to comment 41 of our letter dated December 19, 2012, and your revised disclosure on page 82 in which you indicate there were only 800,000 warrants issued in fiscal 2012 and that two warrants plus $0.25 entitles the holder to one share. Please reconcile this to your disclosure on pages 24 and 87 in which you indicate that you completed a private placement of 2,925,000 Units in June 2012, or revise these conflicting disclosures as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director